Exhibit 99.2

SECOND AMENDING AGREEMENT
THIS AGREEMENT is made as of December 19, 2012
BETWEEN:
BAYTEX ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),
OF THE FIRST PART,
- and -
THE TORONTO-DOMINION BANK,
UNION BANK, CANADA BRANCH,
ROYAL BANK OF CANADA,
CANADIAN IMPERIAL BANK OF COMMERCE,
THE BANK OF NOVA SCOTIA,
NATIONAL BANK OF CANADA,
BANK OF MONTREAL,
CREDIT SUISSE AG, TORONTO BRANCH,
BANK OF AMERICA, N.A., CANADA BRANCH,
ALBERTA TREASURY BRANCHES,
LA CAISSE CENTRALE DESJARDINS DU QUÉBEC,
BARCLAYS BANK PLC,
SOCIÉTÉ GÉNÉRALE (CANADA BRANCH) and
WELLS FARGO BANK, N.A., CANADIAN BRANCH
(hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE SECOND PART,
- and -
THE TORONTO-DOMINION BANK, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE THIRD PART.
WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.    Interpretation

1.1.    In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.
"Credit Agreement" means the amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, as further amended and restated as of November 29, 2007, as further amended and restated as of June 14, 2011 between the Borrower, the Lenders and the Agent, and as amended by the first amending agreement made as of June 12, 2012.
1.2.    Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3.    The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4.    This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5.    The following schedule is annexed hereto and is incorporated by reference and deemed to be part hereof:

Schedule A - Form of Confirmation of Guarantee and Security.
2.    Amendments

2.1.    Amendment to Limit on Investment. The reference to "Baytex Oil & Gas Ltd." in Section 10.2(f) is hereby deleted and replaced with "Baytex Finance Company Ltd. or any other Material Subsidiary which has previously granted Security to the Agent on behalf of the Lenders".

2.2.    Amendment to Covenant in respect of Baytex Luxembourg. The reference to "Baytex Oil & Gas Ltd." in Section 10.3(a)(i) is hereby deleted and replaced with "Baytex Finance Company Ltd. or any other Material Subsidiary which has previously granted Security to the Agent on behalf of the Lenders".

3.    Representations and Warranties

The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated and is validly subsisting under the laws of its jurisdiction of amalgamation and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability
It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments
The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which the Borrower or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties
Each of the representations and warranties of the Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all respects as of the date hereof.

(e)	No Default
No Default or Event of Default has occurred or is continuing.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.
4.    Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)
each Material Subsidiary that has previously executed and delivered the Security (except Baytex Luxembourg and the Borrower) shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule A;

(b)
the Parent shall have executed and delivered to the Agent on behalf of the Lenders a confirmation respecting each of: (i) the Subordination Agreement made as of January 1, 2011 among the Parent, the Agent and the Borrower; (ii) the Guarantee made as of January 1, 2011 by the Parent in favour of the Agent, the Lenders and the Hedging Affiliates; and (iii) the other Security it has previously executed and delivered to the Agent and the Lenders, such confirmation to be in form and substance satisfactory to the Agent and Lenders' Counsel, acting reasonably;

(c)
Baytex Finance Company Ltd. shall have executed and delivered to the Agent the Security, together with a current certificate of status, certified copies of its articles, by-laws and authorizing resolutions, a certificate of incumbency and a legal opinion in form and substance satisfactory to the Agent, acting reasonably; and

(d)
receipt by each Lender, as applicable, of all information, including supporting documentation and other evidence, reasonably requested by any such Lender or the Agent pursuant to any anti-money laundering, anti-terrorist financing, government sanction and "know your client" laws prior to the date hereof.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).
5.    Confirmation of Credit Agreement and other Documents
The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 6 hereof.
6.    Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.
7.    Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.
8.    Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

BAYTEX ENERGY LTD.

By:	/s/ W. Derek Aylesworth
W. Derek Aylesworth
Chief Financial Officer

LENDERS AND AGENT:

THE TORONTO-DOMINION BANK
UNION BANK, CANADA BRANCH
ROYAL BANK OF CANADA
CANADIAN IMPERIAL BANK OF COMMERCE
THE BANK OF NOVA SCOTIA
NATIONAL BANK OF CANADA
BANK OF MONTREAL
CREDIT SUISSE AG, TORONTO BRANCH
BANK OF AMERICA, N.A., CANADA BRANCH
ALBERTA TREASURY BRANCHES
LA CAISSE CENTRALE DESJARDINS DU QUÉBEC
BARCLAYS BANK PLC
SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)
WELLS FARGO BANK, N.A., CANADIAN BRANCH
each of the foregoing by the undersigned:

THE TORONTO-DOMINION BANK, in its capacity as Agent for itself and on behalf of the Lenders

By:	/s/ Ron Kowpak
Ron Kowpak, Vice-President, Loan Syndications- Agency

SCHEDULE A
FORM OF CONFIRMATION OF GUARANTEE AND SECURITY
CONFIRMATION OF GUARANTEE AND SECURITY

TO:	The Lenders and Hedging Affiliates
AND TO:	The Toronto-Dominion Bank, as agent of the Lenders (the "Agent")

WHEREAS Baytex Energy Ltd. (the "Borrower") entered into an amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, as further amended and restated as of November 29, 2007, as further amended and restated as of June 14, 2011 between the Borrower, the Lenders and the Agent, and as amended by the first amending agreement made as of June 12, 2012 (as so amended, the "Credit Agreement");
AND WHEREAS the undersigned guaranteed (a) all of the Obligations of the Borrower under, pursuant or relating to the Credit Agreement and the other Documents and (b) all of the Lender Financial Instrument Obligations (collectively, the "Guaranteed Obligations"), in each case, pursuant to the guarantee made as of [•] (the "Guarantee") granted by the undersigned in favour of the Agent, the Lenders and the Hedging Affiliates;
AND WHEREAS, as collateral security for its obligations under the Guarantee, the undersigned executed and delivered to the Agent, on behalf of the Lenders and the Hedging Affiliates, a general security agreement, a demand debenture and a debenture pledge agreement each dated as of [•] (collectively, the "Security");
AND WHEREAS, pursuant to a second amending agreement (the "Second Amending Agreement") made as of the date hereof, the Borrower, the Lenders and the Agent have agreed to further amend and supplement the Credit Agreement;
AND WHEREAS the undersigned has been provided with a true, correct and complete copy of the Second Amending Agreement;
AND WHEREAS the undersigned wishes to confirm to the Agent, the Lenders and the Hedging Affiliates that the Guarantee and Security continue to apply to the Guaranteed Obligations of the Borrower.
IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Agent, the Lenders and the Hedging Affiliates to the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby confirms and agrees that each of the Guarantee and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Credit Agreement and the amendments and supplements contained in the Second Amending Agreement and shall continue to exist and apply to all of the Guaranteed Obligations of the Borrower, including, without limitation, the Guaranteed Obligations of the Borrower under, pursuant or relating to the Credit Agreement as amended by the Second Amending Agreement. This Confirmation is

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in addition to and shall not limit, derogate from or otherwise affect any provisions of the Guarantee or Security including, without limitation, Article 2 and Article 3 of the Guarantee.
Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Second Amending Agreement, as the context requires.
DATED as of December 19, 2012.

[Insert applicable Material Subsidiary]

By:
Name:
Title:

By:
Name:
Title: